Exhibit 99.2

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	2 - 3

Interim Condensed Consolidated Statements of Comprehensive Loss	4

Interim Condensed Consolidated Statements of Changes in Equity	5 - 7

Interim Condensed Consolidated Statements of Cash Flows	8 - 9

Notes to Interim Condensed Consolidated Financial Statements	10 - 17

- - - - - - - - - - -

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

In thousands (except share and per share data)

	June 30, 2014		December 31, 2013
	USD	NIS	NIS
	Note 2(c)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5,580	19,185	20,767
Accounts receivable	790	2,716	2,161

Total current assets	6,370	21,901	22,928

NON-CURRENT ASSETS:
Lease deposits	10	34	34
Property, plant and equipment, net	43	147	143

Total long-term assets	53	181	177

Total assets	6,423	22,082	23,105

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

In thousands (except share and per share data)

	June 30,		December 31,
	2014		2013
	USD	NIS	NIS
	Note 2(c)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	549	1,887	2,056
Other accounts payable	739	2,540	5,276
Warrants exercisable into shares (series 7)	-	-	119

Total current liabilities	1,288	4,427	7,451

NON-CURRENT LIABILITIES:
Warrants exercisable into shares	456	1,569	-
Severance pay, net	36	125	129

Total long-term liabilities	492	1,694	129

COMMITMENTS AND CONTINGENT LIABILITIES (Note 3)

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (Note 4):
Share capital	1,319	4,535	4,037
Share premium	81,354	279,694	267,946
Capital reserve from share-based payment transactions	4,729	16,257	15,761
Warrants exercisable into shares (series 9-12)	2,807	9,652	9,652
Treasury shares at cost	(1,055)	(3,628)	(3,628)
Accumulated other comprehensive loss	(29)	(99)	(151)
Accumulated deficit	(85,051)	(292,405)	(280,391)

Total equity attributable to equity holders of the Company	4,074	14,006	13,226

Non-controlling interests	569	1,955	2,299

Total shareholders' equity	4,643	15,961	15,525

Total liabilities and shareholders' equity	6,423	22,082	23,105

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

In thousands (except share and per share data)

	Six months ended June 30,
	2014	2014	2013
	USD	NIS	NIS
	Note 2(c)

Research and development expenses	2,512	8,636	7,663
General and administrative expenses	1,578	5,425	6,591

Operating loss	4,090	14,061	14,254

Finance expenses	228	780	445
Finance income	(723)	(2,485)	(412)

Net loss	3,595	12,356	14,287

Other comprehensive income:
Exchange differences of foreign operations	(19)	(65)	291

Total comprehensive loss	3,576	12,291	14,578

Loss attributable to:
Equity holders of the Company	3,496	12,014	13,125
Non-controlling interests	99	342	1,162

	3,595	12,356	14,287
Comprehensive loss attributable to:
Equity holders of the Company	3,480	11,962	13,364
Non-controlling interests	96	329	1,214

	3,576	12,291	14,578
Net loss per share attributable to equity holders of the Company :
Basic and diluted net loss per share	0.21	0.71	1.11

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

In thousands (except share and per share data)

	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non-controlling interests	Total equity
	NIS

Balance as of January 1, 2013	2,734	233,754	15,279	669	(5,805)	67	(251,342)	(4,644)	1,999	(2,645)

Loss	-	-	-	-	-	-	(29,049)	(29,049)	(1,763)	(30,812)
Foreign currency translation reserve	-	-	-	-	-	(169)	-	(169)	(37)	(206)
Remesurments of defined benefit plan	-	-	-	-	-	(49)	-	(49)	-	(49)

Total comprehensive loss	-	-	-	-	-	(218)	(29,049)	(29,267)	(1,800)	(31,067)

Exercise of unlisted share options	87	-	-	-	-	-	-	87	-	87
Exercise of warrants (Series 8, Series 10 and Series 11)	1	41	-	-	-	-	-	42	-	42
Issuance of share capital and warrants (Series 12) net of issue expenses of NIS 3,749	1,206	34,083	283	2,739	-	-	-	38,311	-	38,311
Reclassification of warrants (Series 10 and Series 11)	-	-	-	6,244	-	-	-	6,244	-	6,244
Sale of treasury shares	-	(277)	-	-	2,177	-	-	1,900	(61)	1,839
Share-based payments	9	345	199	-	-	-	-	553	2,161	2,714

Balance as of December 31, 2013	4,037	267,946	15,761	9,652	(3,628)	(151)	(280,391)	13,226	2,299	15,525

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

In thousands (except share and per share data)

	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non-controlling interests	Total equity
	NIS

Balance as of December 31, 2013	4,037	267,946	15,761	9,652	(3,628)	(151)	(280,391)	13,226	2,299	15,525

Loss	-	-	-	-	-	-	(12,014)	(12,014)	(342)	(12,356)
Foreign currency translation reserve	-	-	-	-	-	52	-	52	13	65

Total comprehensive income (loss)	-	-	-	-	-	52	(12,014)	(11,962)	(329)	(12,291)

Issuance of shares, net of issuance expenses of NIS 1,405	491	11,560	381	-	-	-	-	12,432	-	12,432
Share-based payment	7	188	115	-	-	-	-	310	(15)	295

Balance as of June 30, 2014	4,535	279,694	16,257	9,652	(3,628)	(99)	(292,405)	14,006	1,955	15,961

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

In thousands (except share and per share data)

	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non-controlling interests	Total equity
	USD (Note 2(c))

Balance as of December 31, 2013	1,174	77,937	4,584	2,807	(1,055)	(44)	(81,556)	3,847	669	4,516

Loss	-	-	-	-	-	-	(3,495)	(3,495)	(99)	(3,594)
Foreign currency translation reserve	-	-	-	-	-	15	-	15	3	18

Total comprehensive income (loss)	-	-	-	-	-	15	(3,495)	(3,480)	(96)	(3,576)

Issuance of shares, net of issuance expenses of $ 409	143	3,362	111	-	-	-	-	3,616	-	3,616
Share-based payment	2	55	34	-	-	-	-	91	(4)	87

Balance as of June 30, 2014	1,319	81,354	4,729	2,807	(1,055)	(29)	(85,051)	4,074	569	4,643

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

In thousands (except share and per share data)

	Six months ended June 30,
	2014	2014	2013
	USD	NIS	NIS
	Note 2(c)
Cash flows from operating activities:

Net loss	(3,594)	(12,356)	(14,287)

Adjustments to reconcile net loss to net cash used :

Depreciation of property, plant and equipment	7	22	27
Share-based payment	86	295	1,701
Issuance expenses related to warrants exercisable into shares	137	472	650
Interest on deposits	(7)	(25)	(9)
Gain from sale of property, plant and equipment	-	-	(6)
Decrease in severance pay, net	(1)	(4)	(2)
Decrease in fair value of warrants exercisable into shares	(652)	(2,243)	-
Increase in fair value of warrants exercisable into shares (series 6-8,10-11)	(35)	(119)	(453)
Exchange differences on balances of cash and cash equivalents	(38)	(131)	(227)

	(503)	(1,733)	1,681
Working capital adjustments:
Decrease (increase) in accounts receivable and lease deposit	(163)	(559)	8
Decrease in trade payables	(52)	(180)	(1,353)
Decrease in other accounts payable	(772)	(2,656)	(1,152)

	(987)	(3,395)	(2,497)
Cash paid and received during the period for:

Interest received	7	25	9

Net cash used in operating activities	(5,077)	(17,459)	(15,094)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

In thousands (except share and per share data)

	Six months ended June 30,
	2014	2014	2013
	USD	NIS	NIS
	Note 2(c)
Cash flows from investing activities:

Purchase of property, plant and equipment	(8)	(26)	(35)
Proceeds from sale of property, plant and equipment	-	-	7
Purchase of assets measured by fair value	-	-	(3,265)

Net cash used in investing activities	(8)	(26)	(3,293)

Cash flows from financing activities:

Issuance of shares capital and warrants, net of issuance expenses	4,587	15,772	23,920
Exercise of unlisted share options	*) -	*) -	86
Sale of treasury shares	-	-	1,838

Net cash provided by financing activities	4,587	15,772	25,844

Exchange rate differences on balances of cash and cash equivalents	38	131	(64)

Increase (decrease) in cash and cash equivalents	(460)	(1,582)	7,393
Cash and cash equivalents at the beginning of the period	6,040	20,767	4,278

Cash and cash equivalents at the end of the period	5,580	19,185	11,671

*)	Represent an amount lower than NIS 1.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	These financial statements have been prepared in a condensed format as of June 30, 2014 and for the six months then ended. These financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2013 and for the year then ended and accompanying notes.

b.	Definitions:

In these consolidated financial statements:

The Company	-	Can-Fite Biopharma Ltd.

The Group	-	The Company and its subsidiaries (as defined below).

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

OphthaliX	-	OphthaliX Inc. (owned 82% by the Company).

Related company	-	Eye-Fite Ltd. (OphthaliX Inc.’s wholly owned subsidiary).

Related parties	-	As defined in IAS 24.

NIS	-	New Israeli Shekel.

USD	-	U.S. dollar.

c.	In the six months ended June 30, 2014, the Company incurred net losses of NIS 12,356 and it had negative cash flows from operating activities in the amount of NIS 17,459 as well as accumulated losses from previous years. In addition, based on the decision of the Company's board of directors, the Company has undertaken to finance OphthaliX's clinical development until the latter raises capital. The Company has not yet generated any material revenues from sales of its own developed products and has financed its activities by raising capital and by collaborating with multinational companies in the industry. In March 2014, the Company raised a net total of NIS 15,772. Furthermore, the Company is continuing to finance its operating activities by raising capital and collaborating with multinational companies in the industry. The Company has other alternative plans for financing its ongoing activities, if necessary, such as having the flexibility to control clinical trials costs and/or by monetizing the Company’s shares held by OphthaliX. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities. If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to delay part of its development programs. The Company's management and board of directors are of the opinion that these financial resources will be sufficient to continue the development of the company's products at least for twelve months from the balance sheet date.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim condensed consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting".

These interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2013.

The preparation of the financial statements requires management to make critical accounting estimates as well as exercise judgment in the process of adopting significant accounting policies. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis.

b.	New standards, interpretations and amendments applied for the first time by the Company:

The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2013, except as noted below:

IFRS 10, "Consolidated Financial Statements":

IFRS 10 supersedes IAS 27 regarding the accounting treatment in respect of consolidated financial statements and includes the accounting treatment for the consolidation of structured entities previously accounted for under SIC 12, "Consolidation - Special Purpose Entities".

The application of IFRS 10 for the first time did not have a material effect on the Company's financial statements.

IAS 19 (Revised), "Employee Benefits":

In June 2011, the IASB issued IAS 19 (Revised) which is to be applied commencing January 1, 2013. The principal amendments address the accounting treatment of defined benefit plans.

The application of IAS 19 for the first time did not have a material effect on the Company's financial statements.

c.	Convenience translation

For the convenience of the reader, the reported NIS amounts as of June 30, 2014 have been translated into U.S. dollars at the representative rate of exchange on June 30, 2014  (U.S. $1 = NIS 3.438). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated. The U.S. dollar amounts were rounded to whole numbers for convenience.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In thousands (except share and per share data)

NOTE 3:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Liabilities to pay royalties:

1.	According to the license agreement signed on January 29, 2003 with the U.S. National Institute of Health (“NIH”) (through the US Public Health Service, “PHS”) (the “PHS Agreement”), the Company is committed to pay royalties as follows:

a)	A minimum annual payment of $50, which is non-refundable.

b)	4%-5.5% of the Company's total net revenues from sales of licensed products or from conducting tests, as defined in the PHS Agreement, on a consolidated basis, out of which 1.75%-2.75% may be offset against royalties that the Company is required to pay another third party. As of June 30, 2014, no accrual or payment has been made hereunder.

c)	Royalties in a total of up to $700, subject to meeting certain drug development milestones as defined in the PHS Agreement. as follows: (i) $25 upon first Phase I initiation per indication; (ii) $75 upon first Phase II initiation per indication; (iii) $100 upon first Phase III initiation per indication; and (iv) $500 upon approval by the FDA or any other regulatory authority.

d)	Additional payments totaling 20% of total payments received from any sub-licensee, out of which 2% may be offset against royalties that the Company is required to pay another third party. As of June 30, 2014, no accrual or payment has been made hereunder.

The agreement will remain in effect until the expiration of the last patent, unless it is terminated sooner by one of the parties, according to the PHS Agreement.

On February 4, 2013, a second revised agreement was signed for updating the milestone dates. These revised agreements have no effect on the original license terms. In addition, CF101 and CF102 are defined in the agreements. As of June 30, 2014, the Company accrued amount of NIS 1,215 ($350).

2.	According to the patent license agreement signed on November 2, 2009 with the Leiden University in the Netherlands, which is affiliated with the NIH, the Company is committed to pay royalties as follows:

a)	A one-time concession commission of €25;

b)	Annual royalties of € 10 until the clinical trials commence;

c)	2%-3% of net sales (as defined in the agreement) received by the Company;

d)	Royalties in a total amount of up to €850 based on certain progress milestones in the license stages of the products, which are the subject of the patent under the agreement, as follows: (i) €50 upon initiation of Phase I studies; (ii) €100 upon initiation of Phase II studies; (iii) €200 upon initiation of Phase III studies; and (iv) €500 upon marketing approval by any regulatory authority.

e)	If the agreement is sublicensed to another company, the Company will provide the Leiden University royalties at a rate of 10%. A merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement as discussed in this paragraph.

As of June 30, 2014, no accrual has been recorded with respect to Leiden University.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In thousands (except share and per share data)

NOTE 3:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.	Commitments and license agreements:

1.	On September 22, 2006, the Company signed an exclusive license agreement regarding inflammatory indications, including rheumatoid arthritis indications (excluding eye disease indications) with a public Japanese company, Seikagaku Corporation (the “Japanese Corporation”), for the use, development and marketing of the Company's CF101 drug in Japan only.

According to the agreement, the Company is entitled to receive the following amounts:

a)	A non-refundable amount of $3 million (gross) (NIS 13 million) paid immediately upon signing the agreement. This amount was included in the Company's revenues in its financial statements for 2006.

b)	An amount of $0.5 million (gross) on January 1 of each year starting from January 1, 2007, until the earlier of the date of filing an application for a new drug with the Japanese regulatory authorities and the beginning of the fifth year from the date of signing (until January 1, 2011).

c)	An amount equal to $12 million (gross) based on the Japanese Corporation's progress milestones in the development of the CF101 for treating rheumatoid arthritis in Japan as follows: (i) $1 million following the commencement of a Phase I clinical trial of the CF101 drug by the Japanese Corporation (such amount was received and included in the Company's revenues in the year ended December 31, 2008); (ii) $5 million upon marketing authorization in Japan for the first indication; (iii) $1.5 million upon commencement of a Phase II clinical trial of the CF101 drug by the Japanese Corporation for the first indication in Japan; (vi) $2.5 million upon submission of a new drug application to the appropriate regulatory authority in Japan for the first indication; and (v) $2 million if the Japanese Corporation does not employ Bridging Strategy (as defined in the agreement) upon commencement of a Phase III clinical trial by the Japanese corporation for the first indication.

d)	An aggregate amount of $2 million (gross) was received in 2006 and 2007 ($ 1 million each year) based on milestones underlying the Company's Phase IIb clinical trial in rheumatoid arthritis indications. These amounts were included in the Company's financial statements for said years under participation in research and development expenses, based on the milestones met by the Company according to the agreement.

e)	If the Japanese Corporation decides to develop CF101 for the treatment of indications other than rheumatoid arthritis, the Company will be entitled to at least an additional $1 million (gross) based on milestones met in the development of CF101 for such other indications as follow: (i) $3 million upon marketing authorization in Japan for the second indication; and (ii) $1 million upon the commencement of each Phase III clinical trial in Japan for each indication after the first indication.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In thousands (except share and per share data)

NOTE 3:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

In addition to the amounts detailed above, the Company will be entitled to royalties of 7%-12% on sales of the CF101 marketed by the Japanese Corporation according to the agreement and on additional revenues from sales of raw materials to the Japanese corporation for the purpose of the development, production and marketing of the CF101. If the Japanese corporation decides to produce the raw materials itself, the Company will be entitled to an additional $1 million (gross). Furthermore, according to the agreement, the Company will be entitled to receive additional amounts if the Japanese corporation requests information regarding the results of other clinical trials conducted by the Company in the future. The Company is committed to pay 5% of the above amounts as brokerage commission to a Japanese company which brokered the agreement. The agreement is for an indefinite period.

2.	On December 22, 2008, the Company signed an agreement regarding the provision of a license for its CF101 drug with a South Korean pharmaceutical company, Kwang Dong Pharmaceutical Co. Ltd. (the “Korean License Agreement” and the “Korean Company”, respectively). According to the license agreement, the Company granted the Korean company a license to use, develop and market its CF101 drug for treating only rheumatoid arthritis only in the Republic of Korea.

According to the license agreement, the Company is entitled to receive the following amounts:

a)	A non-refundable amount of $300 that was received on the effective date of the license agreement in 2006, and up to $1.2 million (gross) based on the Company's achievement of certain milestones as follows: (i) $200 upon the public announcement of the data from the Can-Fite Phase IIb clinical trial (such amount was received and included in the Company's revenue for the year ended December 31, 2010); (ii) $200 upon commencement of the first clinical study by the Korean Company in the Republic of Korea; (iii) $200 upon submission by the Korean Company of a new drug application in the Republic of Korea; (iv) $300 upon all approval, licenses or authorizations of any regulatory authority necessary for the commercial marketing, sale and use of the product in the United States, in the European Union as a whole or in any one of the following countries: Germany, Italy, the United Kingdom, France or Switzerland; and (v) $300 upon commercial launch of the product in the Republic of Korea.

b)	The Company is entitled to annual royalties of 7% based on sales of CF101 in Korea as marketed by the Korean Company according to the Korean License Agreement.

As of June 30, 2014, the Company estimates that such contingent payments are remote.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In thousands (except share and per share data)

NOTE 4:-	EQUITY

a.	Composition of share capital:

	June 30, 2014		December 31, 2013
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares
Ordinary shares of NIS 0.25 par value each	40,000,000	18,140,765	40,000,000	16,149,554

b.	Treasury shares:

As of December 31, 2013 and June 30, 2014, the Company's shares held by its subsidiary were 446,827 ordinary shares, NIS 0.25 par value per share.

	June 30,	December 31,
	2014	2013
	%

Percentage of issued capital	2.46	2.77

c.	Share Issuance:

In March 2014, the Company completed a private placement with certain institutional and accredited investors, pursuant to which it sold an aggregate of 1,964,688 ordinary shares and warrants to purchase 982,344 additional ordinary shares for an aggregate purchase price of NIS 17,567 (the "March 2014 Financing"). The warrants may be exercised at any time after September 10, 2014 for a period of four years from the date of issuance and have an exercise price of $3.21 per share, subject to adjustment as set forth therein. The issuance costs in relation to the March 2014 financing were NIS 1,795. The Company also issued placement agent warrants to purchase 98,234 ordinary shares exercisable at $3.21 per share for four years. The placement agent warrants may be exercised on a cashless basis at any time after September 10, 2014 and contain registration rights covering the resale of the ordinary shares represented by ADSs underlying the placement agent warrants. The fair value of the warrants at the grant date was NIS 381 and considered as additional issuance costs.

In relation to the issuance of March 2014 Financing, the Company first allocated the proceeds to the warrant, that due to the dollar exercise price terms and in accordance with IAS 39 is being considered a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company's statement of comprehensive loss as financial income or expense. The remaining proceeds were allocated to the shares and were recorded to equity. The issuance costs were allocated between the warrants and the shares in proportion to the allocation of the proceeds. The portions of the issuance costs that were allocated to the warrants and to the ordinary share were recorded as financial expense in the Company's statement of comprehensive loss and to the additional paid in capital in the Company's balance sheet, respectively.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In thousands (except share and per share data)

NOTE 4:-	EQUITY (Cont.)

The fair value of the warrants at the commitment date was NIS 3,812. The value of the warrants as of June 30, 2014 was NIS 1,569 and the change in value was recorded as financial income.

d.	Warrants classified as liability:

As of December 31, 2013, the Company had 9,907,500 registered warrants (Series 7) that were exercisable into 396,300 ordinary shares, NIS 0.25 par value per share, of the Company, in every trading day except from the 12th to the 16th of each calendar month from their admission to trading through November 16, 2013 for the exercise price of NIS 20 per share, linked to the Israeli CPI for October 2011. Since the exercise price is linked to the Israeli CPI, these warrants are classified as a liability in the financial statements which are measured at fair value through profit or loss.

On November 7, 2013 the Company filed an application with the District Court in Petach-Tikva, Israel to approve an extension of all warrants (Series 7) until March 31, 2014. On November 20, 2013, the District Court in Petach-Tikva, Israel approved the convening of a general meeting of the Company's shareholders and a meeting of the holders of warrants (Series 7) of the Company to approve the extension of the exercise period of the warrants (Series 7) until March 31, 2014. The meetings that convened on January 6, 2014 approved the extension and on January 27, 2014 the District Court in Petach-Tikva approved the extension until March 31, 2014.

On March 31, 2014, all warrants (Series 7) were expired. Accordingly, the Company recorded an amount of NIS 119 as financial income in its statement of comprehensive loss.

e.	Unlisted share options:

On February 20, 2014, 37,148 of the Company's unlisted options expired.

On February 20, 2014, 13,080 unlisted options were exercised into 523 shares of the Company by an external advisor of the Company for total consideration of NIS 0.13.

f.	Share based payment:

On April 1, 2014, the Company engaged an external advisor for investor relation services. Pursuant to the agreement with the external advisor, and as partial consideration, the Company issued 26,000 ordinary shares and agreed to issue an additional 26,000 ordinary shares within 180 days of the date of the agreement, provided that the agreement was not terminated. As of June 30, 2014 the Company recorded an amount of NIS 263 for share based payment expenses relating to this transaction.

During the six months ended June 30, 2013 and 2014 the Company recorded share based payment expenses in total amount of NIS 1,701 and NIS 295, respectively.

CAN-FITE BIOPHARMA LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In thousands (except share and per share data)

NOTE 5:-	SUBSEQUENT EVENTS

In July 2014, the Company granted an amount of 10,000 options to acquire up to 10,000 of the Company's ordinary shares to one of its directors at an exercise price of NIS 12 per share. The options will vest over a period of three years on a quarterly basis for 12 consecutive quarters from the date of the grant. The term of the options is 10 years.